March 6, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Mr. Morris:

On behalf of News Corporation (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated February 23, 2009, relating to the Company’s definitive proxy statement filed with the Securities and Exchange Commission (“Commission”) on August 19, 2008. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comments set forth in the Staff’s comment letter.

Definitive Proxy Statement on Schedule 14A

Incentive Compensation, Page 28

1. We note your response to prior comment 2. You state, in relevant part, that “the specific performance targets established for non-NEO executives were not a factor in determining the fiscal 2008 LTIP awards granted to the applicable NEOs.” However, it appears that the LTIP awards of Mr. Chernin and Mr. DeVoe (and therefore the pay parity awards subsequently granted to the other NEOs) are contingent upon the achievement of certain performance targets by your highest level non-NEO executives. Accordingly, please confirm that you will disclose these performance targets in future filings. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

News Corporation

March 6, 2009

Disclosure of Non-NEO Executive Performance Targets Not Material and Misleading

Item 402(b) and Instruction 1 of Regulation S-K states that the purpose of the Compensation Discussion and Analysis is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding performance targets need only be included in the Compensation Discussion and Analysis if such information is “material” and “necessary to an understanding” of the Company’s compensation policies and decisions for the Company’s named executive officers (“NEOs”). As discussed more fully below, the various business unit-focused operating income performance targets underlying the Company’s 2005 Long-Term Incentive Plan (the “LTIP”) awards to non-NEO executives are not material to the Compensation Committee’s (the “Committee”) decisions for the Company’s NEOs and do not provide information that is necessary to the understanding of those NEOs’ compensation. Therefore, such non-NEO executive performance targets are not required to be disclosed under Item 402(b) of Regulation S-K.

Messrs. Chernin and DeVoe are entitled to receive equity awards based on contractual provisions set forth in their employment agreements with the Company that were entered into in November 2004 and March 2005, respectively. Pursuant to these employment agreements, Messrs. Chernin and DeVoe are each contractually entitled to receive grants of equity awards in an amount at least equal to the largest corresponding grant made to any other Company executive so long as the Company makes a broad-based grant of equity awards to other executives of the Company. These contractual provisions do not reference any performance targets that must be met by Messrs. Chernin or DeVoe or any other employee of the Company in order for Messrs. Chernin and DeVoe to receive an equity award. Rather, the respective contractual provisions of Messrs. Chernin and DeVoe are operative only if there are broad-based equity awards granted to any senior executive at the Company under any methodology, whether it be based on performance metrics, discretion or a combination thereof. Messrs. Chernin and DeVoe’s respective employment agreements have maintained these provisions through subsequent amendments and pre-date the existence of the Non-NEO Equity Award Program described below. Messrs. Chernin and DeVoe’s employment agreements have each been publicly filed by the Company with the SEC as required pursuant to Item 601(b)(10) of Regulation S-K.

At the beginning of fiscal year 2007, the Company implemented a new broad-based equity award program whereby non-NEO executives of the Company have the opportunity to earn a grant of restricted share units issued under the LTIP provided that they achieve certain pre-determined performance targets specific to the business unit that the particular non-NEO executive has responsibility over (the “Non-NEO Equity Award Program”). Twenty-four (24) different business unit-focused operating income performance targets were established for over 400 non-NEO executives for this purpose. The Non-NEO Equity Award Program and the specific business unit-focused performance targets established thereunder were established by the Committee completely independently from, and without regard to, any compensation decisions related to Messrs. Chernin and DeVoe. The sole purpose of the Non-NEO Equity Award Program is to incentivize and award the individual achievement of those 400-plus non-NEO

News Corporation

March 6, 2009

executives and is not a means to generate compensation for Messrs. Chernin or DeVoe. In fiscal 2008, the Non-NEO Equity Award Program provided for LTIP awards to be granted to the highest level of non-NEO executives at a target level of 50% of the non-NEO executive’s base salary.

The only linkage between the Non-NEO Equity Award Program and the fiscal 2008 LTIP awards granted to the NEOs is that the grant of restricted share units to any non-NEO executive upon the achievement of performance targets specific to him/her under the Non-NEO Equity Award Program triggered the contractual provisions of Messrs. Chernin and DeVoe outlined above. The performance targets that the non-NEO executives had to achieve in order to earn their fiscal 2008 LTIP awards under the Non-NEO Equity Award Program are not material to the understanding of the fiscal 2008 LTIP awards granted to Messrs. Chernin and DeVoe. Rather, only the fact that any non-NEO executives received fiscal 2008 LTIP awards as part of a broad-based equity award program is material to the understanding of the fiscal 2008 LTIP awards granted to Messrs. Chernin and DeVoe. Therefore, the disclosure of the performance targets established for any non-NEO executives under the Non-NEO Equity Award Program is not required under Item 402(b) of Regulation S-K.

For the reasons stated above, the disclosure of any or all of the 24 business-unit focused operating income performance targets established for non-NEO executives under the Non-NEO Equity Award Program would not materially enhance, and is not necessary to a stockholder’s understanding of, the fiscal 2008 LTIP awards granted to Messrs. Chernin and DeVoe. We believe that what is material to a stockholder’s understanding of the fiscal 2008 LTIP awards granted to Messrs. Chernin and DeVoe is what the Company has disclosed in its 2008 definitive proxy statement, specifically: (i) the existence of a contractual arrangement between the Company and Messrs. Chernin and DeVoe, respectively, that entitles each of them to participate in broad-based equity grants under the LTIP; (ii) the fact the Company granted fiscal 2008 LTIP awards to certain non-NEO executives upon the achievement of performance targets specific to him/her under the Non-NEO Equity Award Program at the target level of 50% of the non-NEO executive’s base salary which triggered the respective contractual arrangements with Messrs. Chernin and DeVoe, and thus the Committee granted fiscal 2008 LTIP awards to Messrs. Chernin and DeVoe of 50% of their respective base salaries; and (iii) for purposes of pay parity, Messrs. K.R. Murdoch and J.R. Murdoch received comparable fiscal 2008 LTIP awards.

Competitive Harm from Disclosure of Non-NEO Executive Performance Targets

If you disagree with the above analysis and, we assume, for purposes of argument, that in the Staff’s view the information regarding the 24 individual business unit-focused operating income performance targets is material to the understanding of the fiscal 2008 LTIP awards granted to the NEOs, Instruction 4 to Item 402(b) provides that such information need not be disclosed if disclosure would result in competitive harm to the Company. The following section explains why we believe this standard is met with respect to the individual business unit-focused operating income performance targets and therefore disclosure of these targets is not required.

The Company is a diversified global media company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite

News Corporation

March 6, 2009

television; magazines and inserts; newspapers and information services; book publishing; and other. As such, the Company as a whole faces competition from a wide range of other companies in the communications, advertising, media, entertainment, publishing and information services industries. However, the Company’s individual business units compete within much more discrete and narrow industries, with some business units having numerous competitors and others competing with relatively few competitors.

While the Company discloses the operating income for each of its eight industry segments, it does not separately report such operating income information for any individual business unit within any of the Company’s segments. Under the Non-NEO Equity Award Program, business unit-focused operating income performance targets were established for 24 of the Company’s business units. The operating income performance targets for those business units represent material non-public information and the disclosure of those targets would result in competitive harm to the Company. For example, the Committee established operating income performance targets for the Company’s film business which competes on a multi-national scale, while it also established targets for a single city newspaper with only one other major competitor.

The primary competitive harm to the Company that could result from the disclosure of each of the 24 business unit-focused operating income performance targets is that, based on such information, competitors could make business decisions that are aimed at damaging or hindering the operations of any one of the Company’s business units or the Company as a whole. The industries in which the Company and its business units compete are extremely competitive. Competitors are constantly attempting to analyze and measure information about the Company and its business units to attempt to encroach on the Company’s market positions and gain a competitive advantage. Information on ratings, box office, circulation and other metrics are tracked by competitors on a daily or weekly basis. Disclosure of the operating income performance targets of each of the Company’s business units will permit competitors to discern certain trends, including when certain events are expected or not expected to happen, in the operations of the each of the Company’s specific business units, as well as in the business of the Company as a whole. Such disclosure will allow competitors to make educated conclusions regarding the confidential strategic business plans and future operations of not just the Company, but for each of the Company’s unique business units. Competitors would also be able to discern how the Company and its business units respond to or anticipate changes in their operating, economic and competitive environment. Based on such information, a competitor may also be able to make conclusions as to the pattern of the Company’s internal investment strategies, including its marketing, pricing and capital expenditure strategies. This could give competitors insight as to how the Company is likely to react to market conditions in the future, enabling competitors to directly target specific business units, regions or markets based on that information. These are all conclusions and insights that competitors could not make or have without this operating income performance target information. Competitors can utilize these insights to adjust their resources, strategies and financial goals to compete more effectively with the Company.

In addition, the Company’s primary competitors do not separately report their business unit operating income performance targets. These competitors would have an unfair competitive advantage over the Company by having the Company’s business unit operating income targets

News Corporation

March 6, 2009

available to them. Conversely, the Company would be disadvantaged by not having similar information on its competitors available to it. This would create an uneven playing field within very competitive industries. In summary, the Company’s business unit performance targets are extremely sensitive information that, if disclosed, would compromise the ability of each of the Company’s business units and the Company as a whole to compete effectively within the marketplace and could harm the Company’s or a particular business unit’s future business strategy.

In addition to the insight this disclosure provides the Company’s competitors, this information would provide the Company’s customers and vendors with insight into the Company’s pricing strategies that could make it more difficult for the Company to negotiate favorable contracts. This disclosure would provide customers and vendors with insight into the Company’s profitability that could lead them to be far more aggressive in negotiating prices with the Company, or use this information, in the case of customers, to get better prices from the Company’s competitors.

If the Company is required to disclose the 24 business unit-focused operating income performance targets, the Committee could be compelled to consider modifying its entire compensation structure and philosophy in order to prevent the competitive harm that would otherwise result. In future periods, the Company may have to use a less tailored approach in awarding performance-based compensation to its executives, such as basing performance-based compensation on more generalized corporate performance rather than more specific business unit performance or a completely discretionary approach in awarding long-term incentives. The Committee and the Company believe that given the structure of the Company, the current Non-NEO Equity Award Program is structured to most effectively incentivize and award its executives.

We believe that the Company’s stockholders understand the sensitive nature of budgeted economic performance indicators, and the internal strategy implicated by these budgeted numbers. We further believe that stockholders would agree that the interests of the Company are far better served by keeping these performance targets under the Company’s business plan confidential.

If the Staff determines that the specific business unit-focused operating income performance targets established for non-NEO executives under the Non-NEO Equity Award Program are material to and necessary to an understanding of the fiscal 2008 LTIP awards granted to the Company’s NEOs, we confirm that if in future years the Company withholds such performance targets based on a finding of competitive harm, the Company will include a detailed discussion of the level of difficulty in meeting those performance targets in future filings.

2. We note your discussion of the FNC performance targets in your response letter. Please confirm that if you withhold the performance targets from future filings based upon a finding of competitive harm, you will include a detailed discussion of the level of difficulty in meeting those performance targets. Please note that general statements regarding the level of difficulty, or ease, associated with achieving performance targets are not sufficient. Refer to Instruction 4 of Item 402(b) of Regulation S-K, the Compliance Disclosure and

News Corporation

March 6, 2009

Interpretation release regarding Executive Compensation and Question 118.04 of the Compliance Disclosure and Interpretation for Regulation S-K.

We confirm that if in future years Mr. Ailes’s incentive compensation is based on FNC performance targets and the Company withholds the FNC performance targets based on a finding of competitive harm, the Company will continue to include a detailed discussion of the level of difficulty in meeting those performance targets in future filings.

* * * * * * * *

Should you have any other questions, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

[Letterhead of News Corporation]

March 6, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Mr. Morris:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated February 23, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2008 and definitive proxy statement on Schedule 14A, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova
Senior Vice President and
Deputy General Counsel
News Corporation